Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: April 30, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

The following is a transcript of a moderated presentation featuring General Fusion’s Manager of Investor Relations, Josh Nycholat given at Energy Tech Summit on April 15, 2026:

Speakers:

Moderator

Josh Nycholat— Manager of Investor Relations of General Fusion (Keynote Speaker)

[Energy Tech Summit Moderator] 10:17 Next up, the next keynote is going to be about General Fusion and their engineering approach to delivering fusion energy.

[Energy Tech Summit Moderator] 10:26 Please welcome Josh Nycholat, Manager of Investor Relations at General Fusion, to tell us about this.

Josh Nycholat 10:39 All right. Good morning and thank you everyone for joining my presentation today.

Josh Nycholat 10:42 My name is Josh Nycholat, I'm Manager of Investor Relations at General Fusion.

Josh Nycholat 10:47 So for those of you who don't know, General Fusion is Canada's leading fusion technology development company.

Josh Nycholat 10:52 Since 2002, we've been pursuing a practical path to putting fusion energy on the grid called Magnetized Target Fusion, and we've been building, operating, and testing machines that have advanced our technology step by step over the last few decades.

Josh Nycholat 11:06 We're at a really exciting time in our technology development phase right now because we have [one of the world’s] first built and operating Magnetized Target Fusion machine at our headquarters in Vancouver, and we're targeting key technical milestones with it over the next couple of years through the end of 2028.

Josh Nycholat 11:24 So with this machine, we hope to demonstrate a 100% Lawson by the end of 2028, which is a significant scientific validation of our approach Magnetized Target Fusion. And I'll explain in the slides exactly how we do this.

Josh Nycholat 11:36 And, because of all this, and through the culmination of our efforts and where we're at with our technology and our science, we've decided to enter the public markets. And essentially, we're going to be pursuing a SPAC merger with Spring Valley Acquisition Corporation.

Josh Nycholat 11:51 They're the same group that took companies like NuScale Power to public markets, and we think it's the right time to let the public markets participate in these milestones and in this technology development.

Josh Nycholat 12:03 So before I begin, let me just quickly remind you that this is for informational purposes only. Make our lawyers happy here and say that, yeah, it's just to tell you about General Fusion.

Josh Nycholat 12:13 So, let me talk about our company at a glance. We were founded in 2002 by Canadian physicist, Doctor Michel Laberge. He recognized that there's a significant gap in fusion and why fusion hasn't been commercialized to date.

Josh Nycholat 12:24 And that we need to think about how we address the challenges to commercializing fusion energy from the ground up, and we need to find an approach that can put practical electrons on the grid using existing technologies and existing materials wherever possible to do this in a cost-effective way.

Josh Nycholat 12:40 We currently have 115 employees at our headquarters, and we are, we've been backed by a group of leading institutional investors such as Temasek, GIC and Jeff Bezos.

Josh Nycholat 12:50 And we have, all of our efforts, test beds, and work to date has culminated into 210 patents that we maintain around the world and 35 peer-reviewed publications on our technology. We've been featured in leading news around the world, and we currently have our LM26 machine operating in Vancouver, at our headquarters.

Josh Nycholat 13:09 So, for those of you who aren't too familiar with fusion, let me just start by explaining how it works. So fusion is the process that powers the sun and the stars. It's the nuclear process that our universe runs on. So essentially, it's where you're bringing two positively charged atoms under tremendous pressure and density and combining them to release energy.

Josh Nycholat 13:27 So we need to do that inside of a machine here on Earth because we don't have the gravity that the sun and the stars have to create this amount of energy and create the force that we need to actually make fusion happen.

Josh Nycholat 13:38 So the two most common fuels that fusion uses to work are deuterium and tritium. They're two hydrogen isotopes. Deuterium is naturally occurring, and tritium needs to be produced through a number of ways. Essentially, we're taking deuterium and tritium fusion or fuels. We are under the right conditions, creating fusion with them, and through General Fusion's approach, we're capturing the energy, using a proprietary liquid metal wall technology that I'll explain, and then we're converting that to put electricity on the grid through that liquid metal wall technology.

Josh Nycholat 14:12 So the four main barriers that fusion companies have faced to date when trying to commercialize fusion are up here on the screen. We have material degradation challenges, we have fuel sourcing challenges, energy capture challenges, and cost.

Josh Nycholat 14:26 General Fusion uses a liquid metal wall technology to address these challenges, inherently. So, the machine's liquid metal wall basically protects the machine from the fusion reaction. When deuterium-tritium fusion happens, neutrons are released, and we need to make sure that the first wall that they interact with can withstand the neutron bombardment.

Josh Nycholat 14:44 So we use liquid lithium, that when the neutrons travel through the liquid lithium, they also produce, they interact with it, and they produce tritium fuel. That tritium fuel is produced at a ratio of greater than 1:5. Our partners at the UK Atomic Energy Authority have assessed that, and it's sufficient that we can repower the reaction and start up new fusion machines as well.

Josh Nycholat 15:06 The liquid metal wall also acts as a heat sink. It's essentially enabling us to create a hot liquid that we can then pump through a heat exchanger, in our balance of plant that I'll show in a moment.

Josh Nycholat 15:20 And because we use all existing materials or as many existing materials as possible, we can actually estimate a cost-competitive levelized cost of electricity in the $64 to $73 per megawatt-hour range.

Josh Nycholat 15:34 So, let me explain how our commercial machine will work, and then how our current machine, LM26, ties into that. So, in our commercial design, we will have a large vessel. That vessel is a cylinder. We'll have an inventory of liquid metal inside of the machine, and we'll spin that vessel quite fast. When it spins, the liquid metal will be pushed up against the wall, so that it's fully surrounding the chamber, and then we will inject our plasma, which is that deuterium-tritium fuel cloud, into the chamber. We will then collapse the liquid metal wall around the plasma. We're going to do this at one hertz.

Josh Nycholat 16:09 The way we collapse the wall is we have gas-driven pistons that push against it, first at the top and the bottom, so that we have a full spherical collapse around the liquid metal wall. We've tested the fluid dynamics of this collapse through one of our experiments, and we're, yeah, we're confident that this design can, can achieve what we need to do with the liquid metal.

Josh Nycholat 16:29 Once the peak fusion happens, or once the fusion happens at the center of the machine, the neutrons are released, as I mentioned, into the liquid metal, we produce the fuel, we heat it up, and then we can translate that to electricity on the grid.

Josh Nycholat 16:44 So, General Fusion has been working for a couple of decades on system-by-system de-risking core elements of our technology. We needed to check off several boxes to ensure that when we move forward to commercialization, or when we move forward to our next large integrated machine or FOAK, that we're doing it in the most intentional way possible with the least amount of risk.

Josh Nycholat 17:04 So what we've done in all these test beds, there's been a couple of dozen, they've culminated into three main achievements and three main focus areas. First is plasma performance. With our technology, we need to produce a plasma, because we're pulsing the approach and we're collapsing the metal wall around it. We need to produce a plasma that lasts long enough to be mechanically compressed.

Josh Nycholat 17:25 That's core and essential for our technology to work. We've demonstrated that in over 200,000 plasma experiments at our headquarters, and we're confident that our plasma lasts long enough for mechanical compression.

Josh Nycholat 17:38 The next is liquid compression performance. We need to make sure that we can collapse a liquid wall with the right symmetry that we can interact with the plasma, that that it basically doesn't disrupt the plasma and make it go unstable. We've demonstrated this through a test bed called the cylindrical water compressor, and to test that cylinder to sphere collapse that we need.

Josh Nycholat 17:59 And the plasma compression. We needed to understand that when we mechanically compress a plasma, which is unique about our approach, that we can see neutron yield going up into the right. We did a test bed in Vancouver called the PCS and essentially, we collapsed the small scale plasma mechanically, using force, and that actually, we saw the neutron yield that we expected. We published those results, and that gave us the intention and the validation that we needed to move forward to LM26.

Josh Nycholat 18:27 So LM26 was designed and assembled in December 2024 based off of all of these results. So, in essence, we commissioned the machine and designed it, and what it's meant to do is to demonstrate that we can compress a plasma using a mechanical means in a way that can reach 100% Lawson. And so we believe that the dimensions of this machine are sufficient to do that.

Josh Nycholat 18:51 We achieved our first plasma in February of 2025, and we have then achieved our first plasma compression in April of 2025. Since then, we've been working on repeated plasma compressions to improve the performance of each shot.

Josh Nycholat 19:05 We're collecting the data and analyzing it, and we hope to achieve the following milestones on, on the bottom, through the end of 2028.

Josh Nycholat 19:13 So, the first being 1 keV, 10 keV and 100% Lawson. And basically, what that is, is increasing fusion yield up into the right. And 100% Lawson is a significant milestone in our industry. It's basically a checkbox saying, yes, this technology has, it is valid and it's our, it's the scientific validation that we need to then move on to the next phase in our technology development path.

Josh Nycholat 19:36 So, after LM26, we're going to work on a stage of our pathway called the demonstration of commercial systems. It's essentially the enabling technologies or the bells and whistles that we need to move from scientific validation to first of a kind power plant.

Josh Nycholat 19:52 So because we're using that liquid metal wall in the rotating chamber that's accelerated by or that's compressed using pistons, we need to have things like seals and valves that can work, with hot lithium. We need to have a heat exchange heat exchanger that can, interact with the hot lithium, and we need to work on our tritium extraction fuel cycle.

Josh Nycholat 20:13 We have some folks that are already working on these technologies around the world, but that's going to be our main focus at the next stage in our technology development path.

Josh Nycholat 20:21 And, once we're towards the end of LM26, we will begin working on that. Once that's done, we'll move on to a first of a kind plant, which will basically be that first large-scale liquid compression that is producing either industrial heat or electricity. So, we're targeting that to be operating by 2035, and the commercial systems will happen in between that.

Josh Nycholat 20:48 So we're here at this conference because we'd love to just connect with anyone who believes they could assist with any of the commercial systems program and any companies that seem like they can work on those technologies, reach out to me on the app. I'd love to connect and discuss it.

Josh Nycholat 21:04 And, and the, the really big takeaway here is that General Fusion, through this go-public transaction as well, has raised sufficient or has sufficient committed capital to complete the LM26 program.

Josh Nycholat 21:17 So that's essential to make sure that we can get through to that scientific validation milestone. We have a $108 million PIPE, that's already committed into that transaction, and that's going to take us through that Lawson milestone in 2028.

Josh Nycholat 21:30 So we're extremely excited about General Fusion. We're extremely excited about where we're going, and the fact that the public markets are going to be able to participate. And we, we're really looking forward to seeing what's going to happen in the next couple of years.

Josh Nycholat 21:42 So thank you very much.

End of presentation

On April 29, 2026, General Fusion posted the following communication on its LinkedIn, X, and Facebook accounts:

Today we welcomed more than 50 analysts and stakeholders to Nasdaq for our Analyst Day, an important step on our path to becoming the world’s first publicly traded pure-play fusion company.

The discussion centered on a fundamental global challenge: energy. General Fusion’s technology is designed to be practical, durable, and cost-competitive. As a result, the company is a leader in the race to commercialize fusion energy.

Our leadership team shared updates on our technology roadmap and commercialization strategy, with a strong focus on Lawson Machine 26 (LM26). Backed by more than 20 years of building and testing real machines delivering real results, our Magnetized Target Fusion approach breaks down the barriers to commercial fusion.

Thank you to everyone who joined us and contributed to a thoughtful and engaging dialogue as we move into this next chapter!

🔗 In case you missed it, you can watch the webcast and explore the full presentation here: https://lnkd.in/gCeVukb3

On April 30, 2026, General Fusion posted the following communication on its LinkedIn, X, and Facebook accounts:

Earlier this month, our CEO @ Greg Twinney joined The @ Economist’s @ Oliver Morton on stage at Fusion Fest in London to discuss General Fusion’s path to the public markets.

“The key for us is we’ve got milestones we can achieve,” Greg said. “We’ve built a machine, it’s operating. We have the team in place.”

Watch the fireside chat: Fireside chat: bringing fusion energy to public markets

***

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Business Combination”), the Company and SVAC filed their joint registration statement on Form F-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVAC plans to file the definitive Proxy Statement with the SEC and to mail copies to SVAC’s shareholders as of a record date to be established for voting on the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize magnetized target fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s Lawson Machine (“LM26”) program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, which includes a preliminary proxy statement/prospectus, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.